Exhibit 99.4

Introduction Inquiry announced No change to our position

Announcement of inquiry Reason for inquiry Inquiry process Forum to address misconceptions Establishment of MRCF - recap Company's position unchanged Terms of reference should be widened MRCF update Overview

Announcement of Inquiry Special Commission of Inquiry into establishment of Medical Research & Compensation Foundation (MRCF) announced by NSW Government Conducted by a judge or practicing lawyer appointed as Commissioner Commissioner to report back by 30 June 2004

Reasons for Inquiry MRCF announced possible shortfall in assets available to meet estimated future claims Unions, plaintiff lawyers and others expressed concern - called for inquiry NSW Government seeking more information

Inquiry Process James Hardie expects to make submissions to the Commission Public hearings are likely to be held Commissioner will prepare a report after considering evidence and submissions No obligation on NSW Government to implement recommendations contained in Commissioner's report

Forum to Address Misconceptions Inquiry welcomed - provides forum to address misconceptions We will cooperate fully with Inquiry Repeated offers to NSW Government to explain details Same offer will extend to Inquiry

Establishment Recap Established in February 2001 to: Compensate people injured by asbestos from former group companies Fund medical research aimed at finding cures Independent, non profit organisation with own board and management Established with assets to meet anticipated future claims relating to asbestos from former group companies

MRCF vested with shares in AMABA and AMACA (former James Hardie group companies, that manufactured asbestos) Assets in AMABA and AMACA totalled A$296 million, including A$90 million above net assets and legal obligations AMABA and AMACA indemnified former parent company for past and future asbestos liabilities Establishment of MRCF resulted in greater certainty for claimants and shareholders Establishment Recap cont.../2

Company's Position Unchanged Establishment of MRCF was fair, legitimate and transparent Former parent company board took expert advice determining funds provided Best information available used Extensive consultation with acknowledged experts and interested parties Interests of claimants and shareholders balanced Claimed shortfall was not, and could not, have been foreseen MRCF has most of its funding intact

Legal and financial position unchanged No parent company liability for AMACA and AMABA before/after MRCF establishment, or before/after restructure Potential for asbestos related claims from AMABA or AMACA to have material adverse affect on JHI NV remains remote JHI NV not involved in MRCF set up JHI NV not involved in any asbestos claims Circumstances for involving JHI NV do not exist JHI NV has no legal obligation to provide further funding to MRCF Company's Position Unchanged cont.../2

Terms of Reference should be Widened Use of asbestos in Australia was widespread Used in more than 3,000 products 100's of companies and government entities involved AMABA and AMACA are 2 of 150 defendants AMABA and AMACA liable for 15% of claims If dramatic change has occurred, other defendants (including government entities) must be affected

MRCF Update MRCF has continued to investigate legal options Further documents provided to MRCF Nothing has changed

Summary James Hardie welcomes Inquiry Provides opportunity to separate fact from fiction Terms of reference should be widened No change to our position

QUESTIONS

Disclaimer This presentation contains forward-looking statements. Words such as "believe,'' "anticipate,'' "plan,'' "expect,'' "intend,'' "target,'' "estimate,'' "project,'' "predict,'' "forecast,'' "guideline,'' "should,'' "aim'' and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, which are further discussed in our reports submitted to the Securities and Exchange Commission on Forms 20-F and 6-K and in our other filings, include but are not limited to: competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with, and possible changes in, environmental and health and safety laws; dependence on cyclical construction markets; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental or other legal proceedings; and risks of conducting business internationally. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those contained in forward-looking statements. Forward-looking statements speak only as of the date they are made.